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                                  UNITED SATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTO, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         FIRST SOUTH AFRICA CORP., LTD.
       -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G34874100
                   -------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                               Page 1 of 4 pages

                                       13G


-------------------                                            -----------------
CUSIP NO. G34874100                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Stock Transfer & Trust Company
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York State
--------------------------------------------------------------------------------
    NUMBER OF          5     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      0
     OWNED BY       ------------------------------------------------------------
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                         0
       WITH         ------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                                     0
                    ------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             2,006,567 (As Escrow Agent - see Items 4 and 6)
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,006,567 (As Escrow Agent - see Items 4 and 6)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                          [_]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  38.7%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. G34874100                                            PAGE 3 OF 4 PAGES
-------------------                                            -----------------



ITEM 4. OWNERSHIP.  As of December 31, 1997:

        (a) Amount beneficially owned: 2,006,567 Shares. Such shares include 729,979 shares of the Issuer's Class B Common Stock, par value $.01 per share, and are held by American Stock Transfer & Trust Company as escrow agent (the "FSAH Escrow Agent") pursuant to an escrow agreement entered into in January 1996 by and among the FSAH Escrow Agent, certain holders of Class B Shares issued by First South African Holdings (Pty) Ltd. ("FSAH"), and the Issuer (the "FSAH Escrow Agreement"). The FSAH Escrow Agreement provided for the concurrent issuance and delivery by the Issuer of 727,979 shares of Class B Common Stock to the FSAH Escrow Agent. The FSAH Escrow Agreement is intended to provide security for certain holders of FSAH Class B Shares, who are residents of South Africa and are prohibited by South African law from holding shares in a foreign company. The FSAH Escrow Agreement provides that the parties to such Agreement that are holders of FSAH Class B Shares will not sell such shares of stock except as provided in such Agreement. Specifically, the FSAH Escrow Agreement provides that the FSAH Class B Shares may be tendered to the FSAH Escrow Agent against payment therefor by the FSAH Escrow Agent, which payment may consist of the proceeds obtained from the sale by the FSAH Escrow Agent of an equal number of shares of Class B Common Stock of the Issuer previously issued to the FSAH Escrow Agent, provided that the proceeds of such sale shall be delivered to the holder in exchange for his or her FSAH Class B Shares. Upon the sale by the FSAH Escrow Agent of any shares of Class B Common Stock of the Issuer pursuant to the FSAH Escrow Agreement, the FSAH Escrow Agent will deliver to the Issuer the equivalent number of FSAH Class B Shares tendered in connection therewith. Such FSAH Class B Shares will then automatically convert into FSAH Class A Shares and will be held by the Issuer together with the other FSAH Class A Shares owned by the Issuer. The Issuer has granted certain piggyback registration rights to the FSAH Escrow Agent on behalf of the holders of the FSAH Class B Shares held pursuant to the FSAH Escrow Agreement. The shares of Class B Common Stock will be automatically converted to Common Stock of the Issuer upon the sale of such shares by the FSAH Escrow Agent pursuant to the terms of the FSAH Escrow Agreement. Such shares of Class B Common Stock will be controlled by the terms of the FSAH Escrow Agreement. Michael Levy has paid the purchase price of $.01 per share for each of the shares of Class B Common Stock held pursuant to the FSAH Escrow Agreement and the FSAH Escrow Agent has granted to Michael Levy an irrevocable proxy to vote each of such shares of Class B Common Stock prior to the sale or forfeiture of such shares, as the case may be. Such shares also include 1,276,588 shares of Common Stock, $.01 per share par value, held by the FSAH Escrow Agent pursuant to certain other escrow agreements with terms that are similar to the FSAH Escrow Agreement. The FSAH Escrow Agent has granted to Michael Levy an irrevocable proxy to vote each of such shares of Common Stock prior to the sale or forfeiture of such shares as the case may be. The FSAH Escrow Agent disclaims

SEC 1745 (2-95)
                                Page 3 of 4 pages

-------------------                                            -----------------
CUSIP NO. G34874100                                            PAGE 4 OF 4 PAGES
-------------------                                            -----------------



                beneficial ownership of all shares held by it pursuant to the above-referenced escrow agreements. Each share of Class B Common Stock has five votes per share; each share of Common Stock has one vote per share.

        (b)     Percent of Class: 38.7%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: 0

                (ii)    Shared power to vote or direct the vote:0

                (iii)   Sole power to dispose or direct the disposition of:0

                (iv)    Shared  power to dispose or direct the  disposition  of:
                        2,006,567 (As Escrow Agent - see Item 6)

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The parties to the escrow agreements described in Item 4(a) above include a number of holders of FSAH Class B Shares none of which hold more than 239,000 FSAH Class B Shares except for the FSA Stock Trust which holds 383,523 FSAH Class B Shares (which shares are in addition to the 36,452 FSAH Class B Shares owned by Michael Levy) all of which are subject to the terms of the applicable escrow agreement. Mr. Levy's wife is the trustee, and his wife and their children are the beneficiaries of the FSA Stock Trust. Each of such holders of FSAH Class B Shares that is a party to such escrow agreements is entitled to the proceeds of the sale of the shares of Common Stock or Class B Common Stock, as the case may be, held by the FSAH Escrow Agent, subject to the terms of the applicable escrow agreement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       FEBRUARY 9, 1998
                                            ------------------------------------
                                                            Date


                                                     /s/ Herbert Lemmer
                                            ------------------------------------
                                                          Signature

                                                      Herbert Lemmer
                                                      Vice President
                                            ------------------------------------
                                                         Name/Title

                                                            Name/Title

SEC 1745 (2-95)
                               Page 4 of 4 pages